October 15, 2018
Via EDGAR and Overnight Delivery

Division of Corporation Finance
Office of Manufacturing and Construction
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention:	Nudrat Salik, Staff Accountant
Al Baker, Staff Accountant

Re:	Sunrun Inc.
Form 10-K for the Year Ended December 31, 2017
Filed March 6, 2018
Form 10-Q for the Period Ended June 30, 2018
Filed August 9, 2018
Ladies and Gentlemen:
We submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated October 1, 2018, relating to the above referenced annual report filed on Form 10-K for the year ended December 31, 2017, filed on March 6, 2018 (“Form 10-K”), and quarterly report filed on Form 10-Q for the period ended June 30, 2018, filed on August 9, 2018 (“Form 10-Q”) of Sunrun Inc. (“we” or the “Company”). We are concurrently submitting via EDGAR this letter. For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter.
In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.
Form 10-K for the Year Ended December 31, 2017
Management’s Discussion and Analysis, page 42

1.
Your disclosures on page 108 indicate that your net deferred tax liabilities decreased significantly from $415 million at December 31, 2016 to $59 million at December 31, 2017. Given your deferred tax provision expense was only $32 million during the year ended December 31, 2017, please expand your disclosures to address how this additional reduction was reflected on your statements of operations, including if it is reflected in the net loss attributable to noncontrolling interests and redeemable noncontrolling interests line item.

In response to the Staff’s comment, the Company respectfully advises the Staff that the adoption of ASU 2016-16 on January 1, 2017 was the primary driver of the change in net deferred tax liabilities. Below is our disclosure on pages 108 and 109 of the Company’s Form 10-K for the year ended December 31, 2017:

“The Company sells solar energy systems to investment Funds. As the investment Funds are consolidated by the Company, the gain on the sale of the assets has been eliminated in the consolidated financial statements. These transactions are treated as intercompany sales and any tax expense incurred related to these sales prior to fiscal year 2017 was deferred. As described in Note 2, Summary of Significant Accounting Policies – Recently Issued Accounting Standards, ASU 2016-16, Intra-Entity Transfers of Assets Other Than Inventory, requires entities to recognize income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. As a result, a reporting entity would recognize the tax expense from the sale of assets in the seller’s tax jurisdiction when the transfer occurs, even though the pre-tax effects of the transaction are eliminated in the consolidated financial statements. Any deferred tax asset that arises in the buyer’s jurisdiction would also be recognized at the time of the transfer. As the Company sells solar energy systems to Funds, the Company will record the current tax effect of the gain on the sale as well as a deferred tax asset related to the Company’s increased tax basis in the partnership as a result of the sale. As a result of the adoption of ASU 2016-16, the Company recognized in retained earnings the reversal of the net prepaid tax assets of $378.5 million previously recorded for the tax deferral, and recognized gross a deferred tax asset of $378.2 million at January 1, 2017.”

In response to the Staff’s comment, the Company will expand our disclosure in its next Form 10-K filing to further clarify the impact of the adoption of ASU 2016-16, Intra-Entity Transfers of Assets Other Than Inventory, on January 1, 2017 consistent with our disclosure on page 85:

“With the adoption of ASU 2016-16 on January 1, 2017 the Company reversed net prepaid tax assets of $378.5 million and recorded the gross deferred tax assets associated with the historical intercompany sales of solar energy systems, which in turn reduced the deferred tax liabilities on investment in partnerships by $378.2 million with the remaining $0.3 million being recorded as a cumulative effect of adoption in the Company’s Consolidated Statements of Redeemable Noncontrolling Interest and Stockholders’ Equity. The adoption did not have an impact on the Company’s Consolidated Statement of Operations.”
Form 10-Q for the Period Ended June 30, 2018
Deferred Revenue, page 9

2.
You disclose that you had contracted but not yet recognized revenue of approximately $4.4 billion as of June 30, 2018 of which you expect to recognize approximately 6% over the next twelve months and the remainder thereafter through the remaining initial term of the customer agreement. Please tell us how you considered that these two time bands would be the most appropriate to explain when you expect to recognize the revenue related to your remaining performance obligations given the initial band only represents 5% of a 20 year remaining initial term of the customer agreement. Refer to ASC 606-10-50-13b.

In response to the Staff’s comment, we respectfully advise the Staff that the vast majority of the contracted but not yet recognized revenue relates to Customer Agreements, which are generally recognized ratably over a 20 year period. We considered that as of the end of the reporting period, the vast majority of our Customer Agreements are within the first half of their typically 20 year term. As a result, the annual amount of recognition is representative for the next 10 years. We will revise our future Form 10-Q and Form 10-K filings to provide disclosure similar to the following:
“Contracted but not yet recognized revenue was approximately $4.4 billion as of June 30, 2018, of which the Company expects to recognize approximately 6% over the next 12 months. The annual recognition is not expected to vary significantly over the next 10 years as the vast majority of existing Customer Agreements have at least 10 years remaining, given that the average age of our fleet of residential solar energy systems under Customer Agreements is less than three years due to the Company being formed in 2007 and having experienced significant growth in the last few years. The annual recognition on these existing contracts will gradually decline over the following 10 years as the typical 20 year initial term expires on individual Customer Agreements.”
We believe this disclosure provides the users of the financial statements with additional information as to the amount and timing as well as trends relating to the amounts and expected timing of revenue to be recognized from the remaining performance obligations as of the balance sheet date in the near and longer term.

Recently Issued and Adopted Accounting Standards, page 12

3.
We note that total consideration for customer agreements including price escalators and guarantees is estimated and recognized over the term of the customer agreement and that this results in creating an unbilled receivable balance for the first half of the customer agreement, which is then reduced during the second half. In order to better understand the Company’s accounting determination, please describe to us the following:

•	The nature of the goods and services that you have promised to transfer. See ASC 606-10-50-12.

In its Customer Agreements, the nature of the Company’s service is to provide continuous access to a functioning solar system, generally over a 20 year period. ASC 606-10-25-18(e) describes a stand-ready obligation as a promised service that consists of standing ready to provide goods or services or making goods or services available for a customer to use as and when it decides to use it. That is, a stand-ready obligation is the promise that the customer will have access to a good or service rather than a promise to transfer the underlying good or service itself.
This is consistent with the interpretative guidance in paragraph 20 of TRG Paper No. 39, which states the following about identifying the nature of a promise in ASC 606:
The staff think the first step is to determine the nature of the entity’s promise in providing the services to the customer. In some cases, an entity would need to determine if the nature of the promise is the actual delivery of a specified quantity of service or the act of standing ready to perform (refer to TRG Paper 16 for the January 26, 2015 TRG meeting regarding stand ready obligations). If the nature of the promise is the delivery of a specified quantity of a service, then the evaluation should consider whether each service is distinct and substantially the same. If the nature of the entity’s promise is the act of standing ready or providing a single service for a period of time (that is, because there is an unspecified quantity to be delivered), the evaluation would likely focus on whether each time increment, rather than the underlying activities, are distinct and substantially the same.
The series provision in ASC 606 states:
606-10-25-14. At contract inception, an entity shall assess the goods or services promised in a contract with a customer and shall identify as a performance obligation each promise to transfer to the customer either:
a. A good or service (or a bundle of goods or services) that is distinct
b. A series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer (see paragraph 606-10-25-15).
606-10-25-15 A series of distinct goods or services has the same pattern of transfer to the customer if both of the following criteria are met:
a. Each distinct good or service in the series that the entity promises to transfer to the customer would meet the criteria in paragraph 606-10-25-27 [35] to be a performance obligation satisfied over time.
b. In accordance with paragraphs 606-10-25-31 [39] through 25-32 [40], the same method would be used to measure the entity’s progress toward complete satisfaction of the performance obligation to transfer each distinct good or service in the series to the customer.

We concluded the Company’s performance obligation is characteristic of a series in ASC 606-10-25-14(b). In considering ASC 606-10-25-15, the Company’s promise meets the criteria of over time recognition as the customer simultaneously receives and consumes the benefits provided by the entity’s performance in that the panels are on the customer’s roof and the natural input of sunlight generates energy that is consumed by the customer. In addition, each unit of time within the typical 20 year contractual term (daily, monthly, etc.) for which the solar asset is installed on the roof is substantially the same and would be the measure of progress toward complete satisfaction of the performance obligation.
In making this determination, we also noted that Paragraph 20 of TRG Paper No. 39 states, “If the nature of the entity’s promise is the act of standing ready or providing a single service for a period of time (that is, because there is an unspecified quantity to be delivered), the evaluation would likely focus on whether each time increment, rather than the underlying activities, are distinct and substantially the same.”
We also evaluated whether the installation, design and maintenance are separate promises to the customer. The installation, design and maintenance services are performed by the Company to create and maintain its own asset. Therefore, these activities do not represent a separate promise to the customer. Instead, these activities contribute to the Company’s ability to satisfy its performance obligation of providing access to a functioning solar facility. Therefore, installation, design and maintenance services are costs to fulfill the contract and not separate performance obligations.
We have concluded that the nature of the Company’s promise is the act of standing ready or providing a single daily service for a period of time (generally a 20-year initial term of our contracts, which is the period of time when both we and the customer have enforceable rights and obligations in the contract). That service is providing continuous access to a functioning solar system, regardless of the quantity of electricity produced (subject to the performance guarantees). Therefore, there is one performance obligation, consisting of a series of daily services, which is providing access to an electricity generating solar system for a contractually stated period.

•
The performance obligation(s) you have determined from your contracts with customers. For each performance obligation, highlight whether the Company has bundled any goods or services that are not considered distinct and whether a series of distinct goods or services that are substantially the same and have the same pattern of transfer to the customer have been identified pursuant to ASC 606-10-25-14.

We respectfully refer the Staff to the above response.

•
How you applied the allocation guidance in ASC 606-10-32-28 through ASC 606-10-32-41. In that regard, highlight how you considered the variable consideration allocation exception guidance in ASC 606-10-32-39 and ASC 606-10-32-40 when evaluating the impact of the price escalators and performance guarantees in your customer arrangements.

The transaction price includes the cumulative total of all fixed billing payments (including annual escalators), non-cancellable deposits, upfront/prepayments, and rebates adjusted for the performance guarantee. Since the performance guarantee impacts the total consideration received, the consideration received by the Company is variable.
An annual escalator is stated in each Customer Agreement and is based on a fixed percentage applied annually for the life of the contract. The fixed escalator stated in each Customer Agreement typically does not exceed 4% and can be as low as 0%. The escalators are not indexed to expected changes in electricity rates. The amounts are known at the start of the arrangement and included in the transaction price. Since the escalators are not variable, we considered the guidance of ASC 606-10-32-40 and concluded that the variable consideration allocation exception is not met. As a result, total consideration includes fixed payments (which include fixed annual escalators) stated at inception of the contract over the enforceable period of the contract causing revenues to exceed cash payments in early years, thus resulting in an unbilled receivable balance, a contract asset.
We evaluated the performance guarantee pursuant to ASC 460, Guarantees. ASC 460-10-15-7(i) states that a guarantee or indemnification of an entity’s own future performance is not within the scope of ASC 460. The performance guarantee relates to the Company’s ability to ensure that the system generates at least the minimum amount of electricity stated in the Customer Agreement. The performance guarantee is cumulative (i.e., over production in early years can offset under production in later years) and not specific to an individual day, month or year. The ability to meet the minimum is most impacted by the effectiveness of the Company’s engineering design, which takes into account the Company’s estimates regarding long term weather patterns in the area, and the quality of the installation and the quality of materials used. All of these factors relate to the Company’s guarantee over its own future performance. Pursuant to the above, the Company’s performance guarantee qualifies for the scope exception in ASC 460-10-15-7(i). This conclusion is supported by EY’s interpretive guidance in the ASC 606 Financial Reporting Developments (FRD), Revenue from Contracts with Customers, dated August 2017. Specifically, Question 2-1 in the Scope section states, “…because of the ASC 460-10-15-7(i) scope exception, contracts that guarantee an entity’s own future performance do not contain a guarantee within the scope of ASC 460 and the entity should account for the contract under ASC 606. This contract provision will be accounted for as variable consideration.”
As discussed above, the performance guarantee results in the total consideration being variable. We separately evaluate the performance guarantee as a variable component that offsets the transaction price. We estimate this variable component pursuant to ASC 606-10-32-8 using the expected value method. This is because there are a large number of Customer Agreements with similar characteristics and there are a multitude of outcomes with regards to electricity generation.

Pursuant to ASC 606-10-32-14 we update our estimate of the variable consideration each reporting period to reflect our revised expectations about the amount of consideration to which we expect to be entitled. Since the performance obligation is a series of distinct goods or services, we considered the guidance of ASC 606-10-32-40 and concluded that the variable consideration allocation exception is not met. Specifically, allocating the variable consideration to a distinct good or service is inconsistent with the allocation objective in paragraph ASC 606-10-32-28 as the performance guarantee is cumulative over the term of the Customer Agreement.

4.
We note your disclosure on page 13 that, under Topic 606, you record ITC revenue in full at PTO. Please tell us how you determined that the assignment of ITCs to investors is in the scope of ASC 606. In addition, tell us the circumstances that would result in recapture of the ITC revenue, and how you determined recognition at a point in time is appropriate.

In response to the Staff’s comment, the Company notes that the scope of Topic 606 includes entities that enter into contracts with customers to transfer goods or services that are an output of the entity’s ordinary activities in exchange for consideration. In certain of the Company’s transactions, the Company enters into a Participation Agreement (the contract) with a customer, generally an investment bank, to monetize investment tax credits (the performance obligation).
The value of a solar energy system is comprised of its cash flows generated from Customer Agreements for providing continuous access to a functioning solar system, incentives associated with energy generation and the investment tax credits associated with the systems. The Company therefore considers the monetization of investment tax credits to constitute one of its key activities of realizing a portion of the value associated with the solar energy systems it places in service. The transaction to monetize investment tax credits is a normal part of the Company’s business, and therefore is included within the scope of ASC 606 as it is an output of the Company’s ordinary activities. This conclusion is consistent with our conclusion under ASC 605 as our determination that sale of ITCs are part of our ongoing major or central operations has not changed.
The ITCs are subject to recapture under the Internal Revenue Service if the underlying solar energy system either ceases to be a qualifying investment credit property or undergoes a change in ownership within five years of its placed in service date. The recapture amount decreases by 20% on each anniversary of the Permission-to-Operate (“PTO”) date. According to the Participation Agreement, if an ITC recapture event occurs, the Company agrees to pay the customer an amount equal to the lesser of (a) the ITC recapture and (b) 30% of the Developer Markup, defined as the difference between the fair market value (FMV) of the solar energy system(s) less the Company’s depreciable basis. Therefore the potential recapture payments are variable consideration, which we have evaluated for constraint and found to be immaterial (i.e., less than $50,000 in 2017).
The Company considered the guidance in ASC 606-10-25-27 through 25-29 to determine if the performance obligation is satisfied over time. Since the Company has no future performance obligations to the customer once the ITC is transferred to the customer, none of the over-time criteria are met.

ASC 606-10-25-30 states that if a performance obligation is not satisfied over time, an entity satisfies the performance obligation at a point in time. To determine the point in time at which a customer obtains control of a promised asset and the entity satisfies a performance obligation, the entity considers the guidance on control in paragraphs 606-10-25-23 through 25-26.
In addition, the entity considers indicators of the transfer of control, which include, but are not limited to, the following:
a. The entity has a present right to payment for the asset
b. The customer has legal title to the asset
c. The entity has transferred physical possession of the asset
d. The customer has the significant risks and rewards of ownership of the asset
Upon receipt of PTO, which is third party verification that the solar energy system has been placed in service, the Company files an Investment Tax Credit Election with the Internal Revenue Services. At that point, the customer obtains control as this enables the customer to claim the ITCs on its federal income tax return.
Based on the above, the Company recognizes revenue related to the monetization of ITC to the customer once an asset has reached PTO.
Note 10. Pass-through Financing Obligations, page 21

5.	We note that you do not consolidate the master tenant under the lease pass-through structure. Please explain the structure to us, and provide us your analysis under ASC 810 to support your accounting.
In response to the Staff’s comment, the Company submits the following organizational chart depicting a typical lease pass-through structure:

Transaction summary:
•Manager, Owner and Tenant enter into a participation agreement whereby Manager agrees to contribute solar projects to Owner and Owner agrees to lease such projects to Tenant

•Owner and Tenant enter into a master lease whereby lessor leases all of the projects to Tenant for a range of 22 to 25 years and Tenant makes one-time rent prepayment for the projects

•Owner finances the construction of solar projects with the rent prepayment

•Tenant and Sunrun enter into an O&M agreement whereby Sunrun provides certain O&M services on behalf of the Tenant to the solar energy customers, including ongoing maintenance of the projects and the customer billing/collections process

•Owner is 100% owned by Sunrun (via Manager) and Tenant is 100% owned by Investor
The Company performed a multi-step analysis to determine the accounting treatment under ASC 810 for the master tenant (“Tenant”). The Company identified variable interests and variable interest holders and evaluated whether Tenant is a variable interest entity (“VIE”). At formation, Tenant is designed such that Investor has a funding commitment of a specified amount, and as is typical in this type of funding arrangement, the total committed amount is to be drawn down in several tranches (rather than a single up-front payment) to facilitate activity in the fund. In accordance with ASC 810-10-15-14, the Company determined that Tenant is a VIE as the total equity investment at risk is not sufficient to permit Tenant to finance its activities without additional subordinated financial support provided by other parties, including equity holders. The Company then evaluated the primary beneficiary criteria. The Company concluded that Investor has the power to direct the activities that most significantly impact Tenant’s economic performance (the ability to approve individual solar systems and related host Customer Agreements at inception and the ability to redeploy the systems upon a host customer default). Investor also has benefits of Tenant as it is the only member of Tenant. Therefore, Sunrun is not the primary beneficiary and does not consolidate Tenant.
Management’s Discussion and Analysis, page 33

6.
We note your disclosures on page 52 regarding the four-year tariff on imported solar modules and cells which could adversely affect your costs, supply, or have other material adverse impacts on your business. Item 303(a)(iii)(2) of Regulation S-K states that a discussion should be provided of any known trends or uncertainties that you reasonably expect will have a material impact on revenues or income from continuing operations as well as events that will cause a material change in the relationship between costs and revenues. Further Section III.B.3 of SEC Release No. 33-8350 states that disclosure of a trend, demand, commitment, event or uncertainty is required unless you are able to conclude either that it is not reasonably likely to occur or that a material effect on your liquidity, capital resources or results of operations is not reasonably likely to occur. In this regard, please tell us what consideration you gave to providing additional disclosures in MD&A related to the tariff and its expected impact on your results of operations. Please advise or provide a discussion in MD&A of the expected impact of the tariff.

In response to the Staff’s comment, we supplementally advise the Staff that the Company did not deem the imposition of the four-year tariff on imported solar modules and cells to be a known trend or uncertainty that would warrant additional disclosure in Management’s Discussion and Analysis. In reaching this conclusion, we noted that the tariff did not have any material unfavorable impact on our revenues, our income or otherwise on the relationship between our costs and revenues during the period ended June 30, 2018. Despite the imposition of the tariff, our costs and revenues for the period were in line with our targets. Furthermore, the tariff is limited in time and scope, excluding the first 2.5 Gigawatts of imported solar cells each year, declining 5% annually over a four-year period and applying only to solar cells originating in China. Based on the tariff structure, our current inventory and projected supply chain, we continue to expect the overall financial impact of these certain tariffs to not be material. To the extent other tariffs are imposed, and we believe the impact of such tariffs will be material to us, we will include disclosure regarding such items in Management’s Discussion and Analysis.

Key Operating Metrics, page 36

7.
We note that Gross Earning Assets is calculated net of cash distributions to investors in consolidated joint ventures and estimated operating, maintenance and administrative expenses for systems deployed. Your disclosures in your Form 10-K for the year ended December 31, 2017 indicate that these amounts were excluded from your determination of Gross Earnings Assets. There also appear to be some changes in how Gross Earnings Assets Value of Purchase or Renewal is now determined compared to how it was determined in your Form 10-K for the year ended December 31, 2017. In this regard, please disclose what specific changes have been made in how you determine the amount of Gross Earning Assets as well as your basis for these changes.

In response to the Staff’s comment, the Company respectfully advises the Staff that there have been no changes to how Gross Earning Assets has been calculated between our Form 10-K for the year ended December 31, 2017 and our Form 10-Q for the period ended June 30, 2018. The Company provided the same description in both filings pertaining to the exclusion of cash distributions to investors in consolidated joint ventures and estimated operating, maintenance and administrative expenses for systems deployed. The Company did, in its Form 10-Q for the period ended June 30, 2018, modify the description for Gross Earnings Assets Value of Purchase or Renewal to include the new clarification that the initial term of Customer Agreements is typically 20 years or 25 years, as opposed to the prior description in our Form 10-K which only referenced a 20-year initial term as being typical, following the Company’s introduction of a 25-year initial term Customer Agreement in several markets. In both instances, and consistent with how the Company has calculated the metric in the past, the Company assumes a 30-year customer relationship (although the customer may renew for additional years, or purchase the system), implying a 10 year renewal period would be assumed for 20 year initial term Customer Agreements and a five year renewal term for 25 year initial term Customer Agreements. The Company notes that absent such modifications to the description, it could have become unclear to investors as to the number of years of renewal after the initial contract period or purchase terms assumed in the calculation of the metric when a 25 year initial contract was discussed, as the original description discussed only a 10 year renewal period. The Company believes the changes to the description of this metric may reduce potential confusion that could arise given the Company’s increased mix of 25-year initial term Customer Agreements, in addition to the 20-year initial term Customer Agreements.

*****

Please direct any questions regarding the Company’s responses to me at (415) 638-4002 or jeanna.steele@sunrun.com.

Sincerely,

/s/ Jeanna Steele

Jeanna Steele
General Counsel

cc:	Lynn Jurich, CEO, Sunrun Inc.
Bob Komin, CFO, Sunrun Inc.
Calise Cheng, Cooley